Exhibit 11
INTERNATIONAL PAPER COMPANY
STATEMENT OF COMPUTATION OF PER SHARE EARNINGS (c)
(Unaudited)
(In millions, except per share amounts)

In millions, except per share amounts	2012	2011	2010
Earnings (loss) from continuing operations	$749	$1,273	$691
Discontinued operations	45	49	—
Net earnings (loss)	794	1,322	691
Effect of dilutive securities (a)	—	—	—
Net earnings - assuming dilution	$794	$1,322	$691
Average common shares outstanding	435.2	432.2	429.8
Effect of dilutive securities (a)
Restricted stock performance share plan	5.0	4.8	4.4
Stock options (b)	—	—	—
Average common shares outstanding - assuming dilution	440.2	437.0	434.2
Earnings (loss) per common share from continuing operations	$1.72	$2.95	$1.61
Discontinued operations	0.10	0.11	—
Net earnings (loss) per common share	$1.82	$3.06	$1.61
Earnings (loss) per common share from continuing operations - assuming dilution	$1.70	$2.92	$1.59
Discontinued operations	0.10	0.11	—
Net earnings (loss) per common share - assuming dilution	$1.80	$3.03	$1.59

(a) Securities are not included in the table in periods when antidilutive.
(b) Options to purchase 0.0 million, 15.6 million and 18.2 million shares for the years ended December 31, 2012, 2011 and 2010, respectively were not included in the computation of diluted common shares outstanding because their exercise price exceeded the average market price of the Company's common stock for each respective reporting date.
(c) Attributable to International Paper Company common shareholders.